Exhibit 99.2

FALCONBRIDGE FALCONBRIDGE LIMITED Suite 200 - 181 Bay Street PO Box 755 Toronto, Ontario M5J 2T3 Telephone: 416-982-7111 Fax: 416-982-7423 www.falconbridge.com

FALCONBRIDGE AND AGNICO-EAGLE ANNOUNCE SUPPLY AGREEMENT
Zinc Concentrate From LaRonde Mine To Be Processed At Kidd Creek

Toronto, Ontario, April 16, 2004 — Falconbridge Limited (TSX: FL) and Agnico-Eagle Limited (TSX: AGE; NYSE: AEM) today announced that they have signed a life-of-mine zinc concentrate supply and processing agreement. Under the terms of the agreement, Falconbridge's Kidd Creek operations in Timmins, Ontario will process 60% to 75%, up to a maximum of 125,000 tonnes per year, of the precious-metal-bearing zinc concentrate production from the LaRonde mine, located south-east of Rouyn, Quebec.

Agnico Eagle's LaRonde mine is a major gold producer with significant production of precious-metal-bearing copper and zinc concentrates. The operation processes over 7,000 tonnes per day.

The domestic treatment of LaRonde zinc concentrates will improve the overall operating economics at both LaRonde and the Kidd Metsite through the sharing of freight savings. Additional benefits are derived through the improvement in capacity utilization and precious metal recovery at Kidd Creek. Falconbridge will immediately begin to retrofit the Kidd zinc refinery in order to establish its capability to recover precious metals.

"The proximity of Falconbridge's and Agnico-Eagle's operations, combined with Kidd's available zinc capacity and precious-metal recovery capabilities, make this agreement a natural fit for both companies," said Brent Chertow, President of Falconbridge's Canadian Copper and Recycling business. "We are also confident that additional synergies exist in the areas of logistics, concentrate sampling and sharing of best practices for deep mining operations at our respective sites."

Zinc production capacity at the Falconbridge Kidd Metsite is 140,000 tonnes per year. The balance of the zinc concentrate requirements will be provided by the Kidd Mine, which is currently completing its Mine D expansion.

Falconbridge Limited is a leading producer of nickel, copper, cobalt and platinum group metals. Its common shares are listed on the Toronto Stock Exchange under the symbol FL. Falconbridge is owned by Noranda Inc. of Toronto (59.2%) and by other investors (40.8%).

Contact:
Dale Coffin
Director, External Communications
Falconbridge Limited
Tel: (416) 982-7161
www.falconbridge.com